UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36895

FRANKLIN FINANCIAL NETWORK, INC.

(Exact name of registrant as specified in its charter)

c/o FB Financial Corporation

211 Commerce Street, Suite 300

Nashville, Tennessee 37201

(615) 564-1212

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, FB Financial Corporation, as successor by merger to Franklin Financial Network, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FB FINANCIAL CORPORATION
As successor by merger to Franklin Financial Network, Inc.

Date: August 27, 2020	By:	/s/ Michael M. Mettee
Michael M. Mettee
Interim Chief Financial Officer